

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2021

Pietar Taselaar
Director
Ads-Tec Energy Public Ltd Co
10 Earlsfort Terrace
Dublin 2, D02 T380
Ireland

> **Re: Ads-Tec Energy Public Ltd Co**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed November 10, 2021**
> **File No. 333-260312**

Dear Mr. Taselaar:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-4 filed November 10, 2021

Exhibits

1. Exhibits 99.2-99.6 refer to an incorrect form type. Please file revised exhibits that refer to Form F-4.

You may contact Beverly Singleton at (202) 551-3328 or Andrew Blume at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Anne Parker, Office Chief, at (202) 551-3641 with any other questions.

Pietar Taselaar
Ads-Tec Energy Public Ltd Co
November 16, 2021
Page 2

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Michael S. Lee